Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated February 18, 2025 to the Registration Statement on Form F-1/A of Kepuni Holdings Inc., relating to the audit of the consolidated balance sheets of Kepuni Holdings Inc and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows in each of the years for the two-year period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”) included herein.

We also consent to the reference of WWC, P.C. as an independent registered public accounting firm, as experts in matters of accounting and auditing.

WWC, P.C.
San Mateo, California	Certified Public Accountants
February 21, 2025	PCAOB ID: 1171